

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 6, 2008

<u>**via U.S. mail and facsimile**</u>

Mr. Raymond J. Seabrook
Executive Vice President and Chief Financial Officer
Ball Corporation
10 Longs Peak Drive, P.O. Box 5000
Broomfield, CO 80021-2510

> **RE: Ball Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 22, 2007**
> **Form 10-Q for the Quarterly Period ended July 1, 2007**
> **Filed August 1, 2007**
> **Form 10-Q for the Quarterly Period ended September 30, 2007**
> **Filed November 7, 2007**
> **File No. 001-07349**

Dear Mr. Seabrook:

We have completed our review of these filings and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Edward Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, to Pamela Long, Assistant Director, at (202) 551-3765. Please contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to the undersigned at (202) 551-3689 if you have questions regarding our review of the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant